Exhibit 1

FOR IMMEDIATE RELEASE

Press Contact	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: GSpress@globalsources.com	e-mail: investor@globalsources.com

Investor Contact in U.S.
Cathy Mattison
LHA
Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources announces completion of acquisition by funds affiliated with Blackstone

NEW YORK, Aug. 28, 2017 – Global Sources Ltd. (NASDAQ: GSOL) (the “Company”) today announced the completion of the acquisition by funds affiliated with Blackstone by way of an amalgamation (the “Amalgamation”), contemplated by the previously announced agreement and plan of amalgamation (the “Amalgamation Agreement”) by and among the Company, Expo Holdings I Ltd (“Parent”), which is an affiliate of the funds managed by Blackstone, and Expo Holdings II, Ltd., which is a wholly-owned subsidiary of Parent.

Subject to the terms and conditions set forth in the Amalgamation Agreement, which was approved by the Company’s shareholders at a special general meeting held on July 24, 2017, at the effective time of the Amalgamation, each issued and outstanding common share of the Company (each “Share”) was automatically cancelled and converted into the right to receive an amount equal to US$20.00 (the “Amalgamation Consideration”) in cash, without interest.

Shareholders of record as of the effective time of the Amalgamation who are entitled to the Amalgamation Consideration will receive a letter of transmittal and instructions on how to surrender their Shares in exchange for the Amalgamation Consideration. Shareholders should wait to receive the letter of transmittal before surrendering their Shares.

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The Company also announced today that it has requested that trading of its Shares on the NASDAQ Global Select Market be suspended.

CVCapital Securities, LLC is serving as the financial advisor to the Company’s Board of Directors (the “Board”). Cleary Gottlieb Steen & Hamilton LLP is serving as U.S. legal advisor to the Board, and Appleby is serving as Bermuda legal advisor to the Board.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (GlobalSources.com), trade shows, magazines, and apps.

More than 1.4 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

About Blackstone

Blackstone is one of the world’s leading investment firms. We seek to create positive economic impact and long-term value for our investors, the companies we invest in, and the communities in which we work. We do this by using extraordinary people and flexible capital to help companies solve problems. Our asset management businesses, with over $370 billion in assets under management, include investment vehicles focused on private equity, real estate, public debt and equity, non-investment grade credit, real assets and secondary funds, all on a global basis. Further information is available at www.blackstone.com. Follow Blackstone on Twitter @Blackstone.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company’s actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company’s business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.

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